LIGHTWAVE LOGIC, INC.
369 Inverness Parkway, Suite 350

Englewood, Colorado 80112

May 9, 2018

VIA EDGAR

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn: Sergio Chinos

Re:

Lightwave Logic, Inc.

Request for Acceleration of Registration Statement on Form S-3

File No. 333-224614

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Lightwave Logic, Inc., a Nevada corporation (the “Company”), hereby requests acceleration of the effectiveness of its Registration Statement on Form S-3 (File No. 333-224614), filed with the U.S. Securities and Exchange Commission on May 2, 2018, to 2:00PM ET on May 11, 2018 or as soon thereafter as practicable.

Please direct any questions or comments regarding this filing to Clayton Parker, Esq. at (305) 794-6393 of K&L Gates LLP, legal counsel to the Company.

Sincerely,

/s/ Michael S. Lebby
Michael S. Lebby CEO